British Columbia Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

May 10, 2013

Dear Sirs / Mesdames:

Re: Norsat International Inc. Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general and special meeting of shareholders of Norsat International Inc. (the “Company”) held on May 8, 2013. The report on the voting results is as follows:

1.	Setting Number of Directors

The number of directors was set at five.

2.	Election of Directors

The following individuals were elected as directors of the Company until the next annual general meeting of shareholders:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Fabio Doninelli	23,181,503	99.80	45,828	0.20
Joseph Caprio	23,198,003	99.87	29,328	0.13
Amiee Chan	22,730,650	97.86	496,681	2.14
James Topham	23,002,850	99.03	224,481	0.97
Andrew Harries	23,002,850	99.03	224,481	0.97

3. Appointment of Auditors

Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Company until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

4. Increase Authorized Capital of Common Shares

The shareholders voted and approved the increase of the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value and the amendment of the Company’s Notice of Articles to reflect such increase.

The details of the vote were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
26,909,192	90.96	2,672,791	9.04

Total Shares Voted: 29,581,983 (50.73% of the issued and outstanding common shares)

No other business was voted upon at the meeting.

Norsat International Inc.

“Arthur Chin”

Arthur Chin

Chief Financial Officer